SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 5 2010
DIVISION OF MARKET REGULATION

UNIT
SECURITIES AND E
Washingt


10031062

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ANNUAL AU
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 44462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capwest Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey + Company
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

Comiskey Professional Corporation
&Company

To the Board of Directors of Capwest Securities, Inc.
Lakewood, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Capwest Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capwest Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capwest Securities Inc.'s management is responsible for the Capwest Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from Capwest Securities Inc.'s general ledger noting no differences2;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences except that the SIPC calculations properly include only the nine month period April 1, 2009 to December 31, 2009, whereas the X-17A-5 includes the twelve months ended December 31, 2009 ;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the reconciliation of the SIPC assessment to the X-17A-5, supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 23, 2010

Comiskey & Company
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street • Suite 385 • Denver CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St N.W. Suite 800, Washington, D.C 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

I

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

WORKING COPY

2 A. General Assessment [item 2e from page 2 (not less than $150 minimum)] (I) $ 7,005

B Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,402)

7/31/2009
Date Paid

C Less prior overpayment applied (4,603)

D Assessment balance due or (overpayment) ______

E Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F Total assessment balance and interest due (or overpayment carried forward) $ 4,603

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,603.00

H. Overpayment carried forward $(Ø)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

II

Amounts for the fiscal period beginning April 1, 2009 and ending 31 Dec, 2009
Eliminate cents

Item No.		Amount
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ (II) 3,766,320
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	Ø
	(2) Net loss from principal transactions in securities in trading accounts	Ø
	(3) Net loss from principal transactions in commodities in trading accounts	Ø
	(4) Interest and dividend expense deducted in determining item 2a	Ø
	(5) Net loss from management of or participation in the underwriting or distribution of securities	Ø
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	Ø
	(7) Net loss from securities in investment accounts.	Ø
	Total additions	Ø
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	(II) 352,330
	(2) Revenues from commodity transactions.	Ø
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(Va) 522,345
	(4) Reimbursements for postage in connection with proxy solicitation	Ø
	(5) Net gain from securities in investment accounts	Ø
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	Ø
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	Ø
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	(IV) 89,603
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ Ø	
	Enter the greater of line (i) or (ii)	Ø
	Total deductions	964,278
2d	SIPC Net Operating Revenues	$ 2,802,042
2e	General Assessment @ .0025	$ 7,005

(to page 1 but not less than $150 minimum) (I)

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St N.W. Suite 800, Washington, D.C 20005-2215
202-371-8300

I

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

WORKING COPY

2 A. General Assessment [item 2e from page 2 (not less than $150 minimum)] (I) $ 7,005

B Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,402)

7/31/2009
Date Paid

C Less prior overpayment applied (4,603)

D Assessment balance due or (overpayment)

E Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø

F Total assessment balance and interest due (or overpayment carried forward) $ 4,603

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,603.00

H. Overpayment carried forward $(Ø)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

II

Amounts for the fiscal period
beginning April 1, 2009
and ending 31 Dec, 2009
Eliminate cents

Item No.		Amount
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	(II)	$ 3766,320
2b Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		Ø
(2) Net loss from principal transactions in securities in trading accounts		Ø
(3) Net loss from principal transactions in commodities in trading accounts		Ø
(4) Interest and dividend expense deducted in determining item 2a		Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities		Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities		Ø
(7) Net loss from securities in investment accounts		Ø
Total additions		Ø
2c Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	(II)	352,330
(2) Revenues from commodity transactions		Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(Va)	522,345
(4) Reimbursements for postage in connection with proxy solicitation		Ø
(5) Net gain from securities in investment accounts		Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	(IV)	89603

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii)	Ø
Total deductions	964,278
2d. SIPC Net Operating Revenues	$ 2,802,042
2e. General Assessment @ .0025	$ 7,005

(to page 1 but not less than $150 minimum) (I)